UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No.6)*

                         STANSBURY HOLDINGS CORPORATION
                                (Name of Issuer)

                          Common Stock $.25 per value
                         (Title of Class of Securities)

                                  854726 20 5
                                 (CUSIP Number)

                James G. Wiles, Esquire, Two Penn Center Plaza,
                       Suite 200, Philadelphia, PA 19102
                                 (215)854-6360
      (Name, Address and Telephone Number of Person Authorized to receive
                          Notices and Communications)

                                October 23, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act if 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 854726 20 5                               Page 2 of 11 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Committee for New Management  of Stansbury Holding Corporation

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /x/
                                                                         (b)

3         SEC USE ONLY


4         SOURCE OF FUNDS*


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              / /


6         CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

  Number of shares         7       SOLE VOTING POWER
beneficially owned by
each reporting person                    N/A
       with
                           8       SHARED VOTING POWER

                                      4,841,894

                           9       SOLE DISPOSITIVE POWER

                                          N/A

                           10      SHARED DISPOSITIVE POWER

                                      4,841,894

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      4,841,894

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            / /


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         25.4%

14        TYPE OF REPORTING PERSON*

                                Association - in - fact

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        AMENDMENT NO. 6 TO SCHEDULE 13D

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         The person filing this Amendment No. 6 to Schedule 13D is the "Committee for New Management of Stansbury Holdings Corporation", a group of individuals acting in concert with respect to certain matters involving Stansbury and the stock of Stansbury which they each hold (the "Committee").

         Since the Committee's last Amendment, there have been the following developments:

         The Company has entered into Forbearance Agreements with nine of twelve mortgage holders. Of the three remaining mortgage holders, two are former management; the other holder could not be located after a good faith attempt. See Stansbury's September 5, 1995 Amendment No. 5 to Schedule 13D.

         Since September 5, 1995 the Committee has raised an additional $77,500 from Committee members, and Mr. Brian McCarty is eligible to receive a commission of $3,875.

         Since the previous filing, no persons have let the Committee and the following additional persons have joined the Committee. Information specified in subparagraphs (a) through (f) of Item 2 regarding the new members of the Committee follows:

         1.       Charlotte Clarke

                  (b)      Business address -   150 Donneybrook Drive
                                                Demarest, NJ  07627

                  (c)      Present principal occupation and employment -
                           Forest Ranger
                                                Drew Construction Corporation
                                                Demarest, NJ  07627

                  (d)      Criminal convictions -    None

                  (e)      Certain civil proceedings - None

                  (f)      Citizenship - United States

2.       Steve Epstein

                  (b)      Business address -   111 Windy Knoll Drive
                                                Richboro, PA  18954

                  (c)      Present principal occupation and employment -
                           Business Owner
                                                Dauphin Medical Supply Company
                                                Richboro, PA  18954

                  (d)      Criminal convictions -    None

                  (e)      Certain civil proceedings - None

                  (f)      Citizenship - United States

3.       Leonard Marcus

                  (b)      Business address -   429 Undermountain Road
                                                P.O. Box 65
                                                Lenox, MA  01240

                  (c) Present principal occupation and employment - Real Estate Broker
                                                Self employed
                                                Lenox, MA  01240

                  (d)      Criminal convictions -    None

                  (e)      Certain civil proceedings - None

                  (f)      Citizenship - United States

4.       Dr. Dennis Doyle

                  (b)      Business address -        None

                  (c)      Present principal occupation and employment -
                           Retired

                  (d)      Criminal convictions -    None

                  (e)      Certain civil proceedings - None

                  (f)      Citizenship - United States

5.       Harmon Hurt

                  (b)      Business address -        None

                  (c)      Present principal occupation and employment -
                           Retired

                  (d)      Criminal convictions -    None

                  (e)      Certain civil proceedings - None

                  (f)      Citizenship - United States

6.       Donald Mintz

                  (b)      Business address -   55 Washington Street
                                                East Orange, NJ  07017

                  (c)      Present principal occupation and employment -
                           Attorney
                                                Donald Mintz, Attorney
                                                East Orange, NJ  07017

                  (d)      Criminal convictions - None

                  (e)      Certain civil proceedings - None

                  (f)      Citizenship - United States

7.       Joseph Skribner

                  (b)      Business address -        None

                  (c)      Present principal occupation and employment -
                           Retired

                  (d)      Criminal convictions - None

                  (e)      Certain civil proceedings - None

                  (f)      Citizenship - United States

8.       Dr. Brett Gerstenhaber

                  (b)      Business address -   60 Temple Street
                                                New Haven, CT 06510

                  (c) Present principal occupation and employment - Pulmonary Specialist
                                                Pulmonary Associates of New
                                                  Haven, P.C.
                                                New Haven, CT 06510

                  (d)      Criminal convictions -    None

                  (e)      Certain civil proceedings - None

                  (f)      Citizenship - United States

9.       Mr. Michael LaFleur

                  (b)      Business address -   3535 Berkley Hill
                                                Baton Rouge, LA 70809

                  (c) Present principal occupation and employment - Independent Consultant
                                                Self Employed
                                                Baton Rouge, LA 70809

                  (d)      Criminal convictions -    None

                  (e)      Certain civil proceedings - None

                  (f)      Citizenship - United States


         (b) The following shareholders have joined the Committee by lending the amounts of money indicated or, in the case of Michael LaFleur, by receiving 50 shares from Suzette Green, a former director:

         NEW MEMBERS

                  Charlotte Clarke
                   Contractor
                  150 Donneybrook Drive
                  Demarest, NJ  07627                             $5,000

                  Steve Epstein
                   Business Owner
                  111 Windy Knoll Drive
                  Richboro, PA  18954                             $1,000

                  Leonard Marcus
                   Real Estate Broker
                  429 Undermountain Road
                  P.O. Box 65
                  Lenox, MA  01240                                $6,500

                  Dr. Dennis Doyle
                   Retired Dentist
                  198 Deanne Drive
                  Lakewood, NJ 08701                              $2,000

                  Harmon Hurt
                   Retired Automotive Engineer
                  2375 Monroe Concord Road
                  Troy, OH 45373                                 $50,000

                  Donald Mintz
                   Attorney
                  55 Washington Street
                  East Orange, NJ  07017                          $2,000

                  Joseph Skribner
                   Retired Dentist
                  P.O. Box 528
                  1220 Snowden Street
                  Silverton, CO  81433                           $10,000

                  Dr. Brett Gerstenhaber
                   Pulmonary Specialist
                  60 Temple Street
                  New Haven, CT 06510                             $2,000

                  Michael LaFleur
                   Independent Consultant
                  3535 Berkley Hill
                  Baton Rouge, LA 70809                               $0


         (c) As of December 31, 1994, members of the Committee were collectively owed $1,062,768 by Stansbury. As a result of the $240,100 raised from the Committee since January 1, 1995, the members of the Committee are now owed approximately $1.3 million.

The New Board is seeking an additional $300,000 from the Committee and others which, if obtained, will result in a total indebtedness by the Registrant to members of the Committee of approximately $1.8 million.

         (d) The percentage of voting securities of the Registrant now beneficially owed directly or indirectly by the Committee, including the New Directors, is approximately 25.4 percent (including certain shares purportedly issued to prior management on December 12, 1994, as discussed in an earlier Report, see the Company's Form 8-K, filed December 12, 1994).

Item 3.  Source and Amount of Funds or Other Consideration

         No change.

Item 4.  Purpose of Transaction

         No change.


Item 5.  Interest in Securities of the Issuer

Dr. Howard Pomeranz                                           341,500

Dion & Paul Barron                                            230,000

Edward P. Klimczak                                            143,800

Alex Timochenko                                               266,000

Dr. Martin Peskin                                             485,000

Donald Sanford                                                285,475

Dr. Stephen Wechsler                                           70,000

Ken Santucci                                                   20,000

William & Deborah Schwartz                                      9,500

Benjamin Cohen                                                104,900

Dr. Dominic Donato                                              4,500

Dean Elfman                                                     1,500

John Enders                                                   130,350

Dr. Gerald Fishelberg                                         108,540

Western Resources Corporation
of Montana, Inc.
(Messers, Rosel, Welch & Hogan)                               500,050

SAIC                                                          667,623

CSIC                                                          860,556

Larry Atkinson                                                     50

Clyde Boyer                                                        50

Simon Grant-Rennick                                                50

Michael LaFleur                                                    50

Daniel Yuengling                                                1,500

David Racher                                                   31,050

Harry Rosenman                                                117,300

Dennis Tortello                                                10,600

Sanford Greenberg                                              24,000

Thomas Eakin                                                    8,000

Mary Mahon                                                     10,000

Steve Lustbader                                                25,000

Jules Resnick                                                  19,600

Hans Tschudin                                                 160,000

Charlotte Clarke                                                5,000

Steve Epstein                                                  25,000

Leonard Marcus                                                 24,000

Dr. Dennis Doyle                                                5,600

Harmon Hurt                                                    87,000

Donald Mintz                                                   18,500

Joseph Skribner                                                32,500

Dr. Brett Gerstenhaber                                          7,750

TOTAL                                                       4,841,894

PERCENTAGE OF TOTAL OUTSTANDING                                  25.4%

         This percentage is a decrease from the Committee's last filing on
Schedule 13D Amendment 5 because the total number of outstanding shares has been increased to include the 1,973,066 shares issued by former management to themselves on December 12, 1994. If these shares are not included in the total, the Committee holds 28.3% of the Company's stock.


         On October 16, 1995, the Company filed suit against former management in the U.S. District Court for the District of Utah (Case No. 2:95CV 0947G) alleging, in part, that these shares were issued for no consideration or for grossly inadequate consideration. On October 19, 1995, the Company obtained a preliminary injunction from the Court prohibiting former management from selling, transferring, voting or offering for sale any of their shares.

N.B.: While the Issuer's Report on Form 10-K, filed on July 14, 1992, stated that there are 15,976,702 shares outstanding, the transfer agent (Progressive Transfer) has advised the Committee's legal counsel that the correct number is 19,092,968 as of October 15, 1995. Issuance of an additional 960,400 shares (including 16,000 shares to Donald Sanford and members of the Committee) is believed to be pending, subject to receipt by the Issuer's transfer agent of appropriate authorization from an officer of Stansbury.

         The number furnished by the transfer agent (Progressive Transfer) is the number used for the purpose of computing the percentage of total outstanding shares owned by the Committee.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         No change.

Item 7.  Material to Be Filed as Exhibits

         None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                                    BY:/s/ DAVID RACHER
                                                       ----------------------
                                                        DAVID RACHER

Dated: October 25, 1995